UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Eagle Wireless International, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
27002R 10 1 (CUSIP Number)
February 14, 2002 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		] Rule 13d-1(b)
[	X	] Rule 13d-1(c)
[		] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 27002R 10 1

1.	Names of Reporting Persons. Michael T. McClere I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,386,935(1)

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 2,386,935(1)

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,386,935 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 3.8% (2)

12.	Type of Reporting Person IN

(1) Includes 1,666,935 shares held by Saul Investments, Ltd., a Texas limited limited partnership, of which Mr. McClere is the General Manager of the general partner. Additionally, the aggregate number of shares of common stock beneficially owned by Mr. McClere includes: (a) Class A warrants held by Tech Technology Services, LLC, a Texas limited liability company ("TTS"), of which Mr. McClere is the General Manager, to purchase 192,000 shares of common stock, and Class A warrants held by Mr. McClere to purchase 168,000 shares of common stock, and (b) Class B warrants held by TTS, to purchase 192,000 shares of common stock, and Class B warrants held by Mr. McClere to purchase 168,000 shares of common stock.

         (2) Based upon 63,093,474 shares outstanding as of January 14, 2002, as set forth in Eagle Wireless International, Inc.'s most recent periodic report on Form 10-Q.

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Item 1.
(a)	Name of Issuer Eagle Wireless International, Inc.
(b)	Address of Issuer's Principal Executive Offices 101 Courageous Drive League City, Texas 77573-3925

Item 2.
(a)	Name of Person Filing Michael T. McClere
(b)	Address of Principal Business Office or, if none, Residence 400 Trail View Way Friendswood, Texas 77546
(c)	Citizenship United States of America
(d)	Title of Class of Securities Common Stock
(e)	CUSIP Number 27002R 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned: 2,386,935 shares (1)
(b)	Percent of class: 3.8% (2)
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 2,386,935 shares (1)
	(ii)	Shared power to vote or to direct the vote None
	(iii)	Sole power to dispose or to direct the disposition of 2,386,935 shares (1)
	(iv)	Shared power to dispose or to direct the disposition of None

Item 5.	Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Instruction: Dissolution of a group requires a response to this item. N/A.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
N/A.

Item 8.	Identification and Classification of Members of the Group
N/A.

Item 9.	Notice of Dissolution of Group
N/A.

Item 10.	Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2002
By:	/s/ Michael T. McClere Michael T. McClere

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